Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

VOLUNTARY ANNOUNCEMENT

Ascentage Pharma to Present Results from Multiple Clinical Studies of olverembatinib, lisaftoclax, APG-5918 at the 2025 American Society of Hematology (ASH) Annual Meeting, one of which have been selected for Oral Reports

Ascentage Pharma Group International (the “Company” or “Ascentage Pharma”) is pleased to announce that the latest results from multiple clinical and preclinical studies on three of the Company’s investigational drug candidates (olverembatinib, lisaftoclax and APG-5918) have been selected for presentations, including one oral report, at the 67th American Society of Hematology (ASH) Annual Meeting. The latest results from multiple clinical studies of its novel drug, olverembatinib (HQP1351), have been selected for presentations at the 67th ASH Annual Meeting, marking the eighth consecutive year in which clinical data on olverembatinib have been selected by ASH for the Annual Meeting. The latest results from two clinical studies of its novel drug, lisaftoclax (APG-2575), have been selected for presentations, including an oral report, at the 67th ASH Annual Meeting. This is the fourth consecutive year in which clinical results on lisaftoclax have been selected by the ASH Annual Meeting.

Developed by Ascentage Pharma, olverembatinib is the first China-approved third-generation BCR-ABL inhibitor, currently being jointly commercialized in China by Ascentage Pharma and Innovent Biologics, Inc.. At this year’s ASH Annual Meeting, Ascentage Pharma will release the first dataset from the global Phase III study (POLARIS-1) of olverembatinib combined with low-intensity chemotherapy in patients with newly diagnosed (ND) Philadelphia chromosome-positive (Ph+) acute lymphoblastic leukemia (ALL). Moreover, 4-year follow-up data from a randomized controlled, registrational Phase II study of olverembatinib in patients with tyrosine kinase inhibitor (TKI)-resistant chronic-phase chronic myeloid leukemia (CML-CP); and updated data on olverembatinib in the second-line treatment of patients with non-T315I-mutant CML-CP are also set to be reported at the ASH Annual Meeting.

Developed by Ascentage Pharma, lisaftoclax is an orally available Bcl-2 inhibitor. Early data from the studies have demonstrated effects on hematologic malignancies and solid tumors. Lisaftoclax is being commercialized in China following National Medical Products Administration (NMPA) approval for the treatment of adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy including Bruton’s tyrosine kinase (BTK) inhibitors. At this year’s ASH Annual Meeting, Ascentage Pharma will present an oral report featuring the latest results from a registrational Phase II study of lisaftoclax monotherapy in patients with relapsed/refractory (R/R) CLL/SLL. Moreover, Ascentage Pharma will present a poster featuring the latest data of lisaftoclax in combination with azacitidine (AZA) in patients with newly diagnosed (ND) or prior venetoclax-exposed myeloid malignancies.

The ASH Annual Meeting is one of the largest gatherings of the international hematology community, aggregating the latest scientific research on the pathogenesis and clinical treatment of hematologic diseases. The 67th ASH Annual Meeting will take place on December 6 to December 9, 2025, local time, both online and in-person in Orlando, Florida.

An overview of presentations featuring Ascentage Pharma’s drug candidates at ASH 2025 are set out as follows:

Format	Drug Candidate	Abstract Title	Abstract number
Oral Presentation	Lisaftoclax （APG-2575）	Results of a registrational phase 2 study of lisaftoclax monotherapy for treatment of patients (pts) with relapsed/refractory chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who had failed Bruton’s tyrosine kinase inhibitors (BTKis)	88
Poster Presentation	Lisaftoclax （APG-2575）	Results of the APG2575AU101 study of lisaftoclax (APG-2575) combined with azacitidine (AZA) in patients with newly diagnosed (ND) or prior venetoclax– exposed myeloid malignancies	1641
	Olverembatinib （HQP1351）	Results of POLARIS-1, a global phase 3 study (Part A): olverembatinib combined with low-intensity chemotherapy in patients with newly diagnosed (ND) Philadelphia chromosome-positive (Ph+) acute lymphoblastic leukemia (ALL)	1574

Format	Drug Candidate	Abstract Title	Abstract number
		O l v e r e m b a t i n i b ( H Q P 1 3 5 1 ) demonstrates efficacy vs. best available therapy (BAT) in patients (pts) with t y r o s i n e k i n a s e i n h i b i t o r ( T K I ) - resistant chronic-phase chronic myeloid leukemia (CML-CP) in a registrational randomized phase 2 trial: up to 4-year follow-up including patients without T315I mutations	3788
		U p da t ed e ff i c a cy a nd sa f e ty of olverembatinib (HQP1351) as second- line therapy in patients with chronic phase-chronic myeloid leukemia (CP- CML)	3782
		Preclinical and clinical Study of olverembatinib in patients with myeloid/ lymphoid neoplasms with FGFR 1 rearrangement	1979
		Olverembatinib-mediated deep remission improves allogeneic stem cell transplantation outcome in patients with blast crisis chronic myeloid leukemia: First real-world practice report	1999
		The efficacy and safety of switching to olverembatinib or continuing original TKI therapy in CML-CP patients treated with at least two prior TKIs: A prospective, multicenter, control trial	3779
		Clinical and molecular features associated with glucolipid metabolic disorders and cardio-/cerebro-vascular adverse events in CML patients receiving olverembatinib therapy	5561
	APG-5918	Embryonic ectoderm development (EED) inhibitor APG-5918 overcomes immunomodulatory drug (IMiD) resistance as monotherapy and synergizes with IMiDs/cereblon E3 ligase modulators (CELMoDs) in preclinical models of multiple myeloma (MM)	1528

Format	Drug Candidate	Abstract Title	Abstract number
Abstract Only	Olverembatinib （HQP1351）	Single CAR-t infusion during front-line consolidation induces deep and sustained remission in newly diagnosed adult ph+b- ALL: A prospective phase 2 study	442
	Lisaftoclax （APG-2575）	B C L - 2 i n h i b i t i o n i n N o r t h American adult T-cell leukemia/ lymphoma: Preclinical insights and early clinical outcomes	3304

Major study abstracts on olverembatinib and lisaftoclax selected for presentations at the 2025 ASH Annual Meeting are as follows:

Oral Presentation

Results of a registrational phase 2 study of lisaftoclax monotherapy for treatment of patients (pts) with relapsed/refractory chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who had failed Bruton’s tyrosine kinase inhibitors (BTKis)

Format: Oral Presentation

Abstract number: 88

Session: 642. Chronic Lymphocytic Leukemia: Clinical and Epidemiological: Treatment of CLL in Relapse and in Richter Transformation

Time:

Saturday, December 6, 2025; 10:15 AM – 10:30 AM (US Eastern Standard Time)

Saturday, December 6, 2025; 11:15 PM – 11:30 PM (Beijing Time)

First Author: Prof. Keshu Zhou, The Affiliated Cancer Hospital of Zhengzhou University, Henan Cancer Hospital, Zhengzhou, China

Presenter: Prof. Keshu Zhou, The Affiliated Cancer Hospital of Zhengzhou University, Henan Cancer Hospital, Zhengzhou, China

Highlights:

This is a pivotal registrational Phase II study (NCT05147467) in patients with CLL/SLL, with the objective response rate (ORR) as its primary endpoint. Patients in this study were refractory to, relapsed on, or intolerant of both BTK inhibitors and immunochemotherapy; or failed prior BTK inhibitors and were ineligible for immunochemotherapy.

Efficacy Results: As of July 25, 2025, among 72 evaluable patients with R/R CLL/SLL, the ORR as confirmed by the independent review committee (IRC) was 62.5%, the median progression-free survival (mPFS) was 23.89 months (with a median follow-up of 22.01 months). Among high-risk patients (those with adverse prognostic genotypes such as del(17p)/TP53 mutation, chromosomal complex karyotype, and unmutated IGHV ), the treatment showed clinically meaningful deep responses. 21.8% of patients achieved minimal residual disease (MRD) negativity in peripheral blood. In the 11 evaluable patients with bone marrow MRD, 6 achieved MRD-negativity.

Safety Results: Lisaftoclax demonstrated a manageable safety profile in BTKi-pretreated patients. Frequent grade ≥3 treatment-related adverse events were hematologic toxicities that included decreased neutrophil, decreased platelet count, and anemia. No tumor-lysis syndrome (TLS) was reported and no treatment-related deaths occurred during the study.

Conclusion: Lisaftoclax monotherapy demonstrated significant and durable clinical efficacy and a manageable safety profile in patients with heavily-pretreated BTK-refractory R/R CLL/SLL, underscoring its utility as a potential new treatment option.

Poster Presentation:

Results of the APG2575AU101 study of lisaftoclax (APG-2575) combined with azacitidine (AZA) in patients with newly diagnosed (ND) or prior venetoclax-exposed myeloid malignancies

Format: Poster Presentation

Abstract number: 1641

Session: 616. Acute Myeloid Leukemias: Investigational Drug and Cellular Therapies: Poster I

Time:

Saturday, December 6, 2025; 5:30 PM – 7:30 PM (US Eastern Standard Time)

Sunday, December 7, 2025; 6:30 AM – 8:30 AM (Beijing Time)

First Author: Dr. Tapan Kadia, Department of Leukemia, The University of Texas MD Anderson Cancer Center

Presenter: Dr. Tapan Kadia, Department of Leukemia, The University of Texas MD Anderson Cancer Center

Highlights:

●	This is a phase I/II study (NCT04964518) designed to evaluate the safe dose and efficacy of lisaftoclax in combination with AZA in patients with ND or R/R acute myeloid leukemia (AML), mixed-phenotype acute leukemia (MPAL), chronic myelomonocytic leukemia (CMML), or higher-risk (HR) myelodysplastic syndromes (MDS). The first part of this study is the dose-escalation phase and the second part is the dose-expansion phase.

●	As of July 1, 2025, a total 103 patients were enrolled, including 63 patients with AML/MPAL (of whom 56 patients had relapsed/refractory diseases) and 40 patients with HR MDS/CMML (of whom 25 patients had relapsed/refractory diseases).

Efficacy Results as of July 1, 2025:

●	In the 47 evaluable patients with R/R AML/MPAL, the ORR was 40.4%, the complete response (CR) rate was 29.8% (14/47). In the 24 patients with venetoclax-exposed R/R AML/ MPAL, the ORR was 29.2% (7/24), the CR rate was 20.8% (5/24).

●	In the 15 evaluable patients with ND HR MDS/CMML, the ORR was 80.0%, including 6 (40.0%) patients who achieved a CR, and 6 (40.0%) who achieved a marrow CR (mCR).

●	Median overall survival (OS) values for patients with R/R AML/MPAL or R/R HR MDS/ CMML were 7.6 months and 11.3 months, respectively.

●	The median OS of patients with ND AML/MPAL was 6.3 months and it was not reached in patients with ND HR MDS/CMML.

Safety Results: No dose-limiting toxicities (DLTs) were reported in part one for dose-escalation or part two for dose-expansion. Common grade ≥3 treatment-emergent adverse events (TEAEs) included neutropenia (41.7%), febrile neutropenia (35.0%), thrombocytopenia (26.2%), anemia

(17.5%).

Conclusion: These preliminary clinical data show that the combination regimen of lisaftoclax plus AZA holds promise in overcoming venetoclax resistance, therefore potentially offering a new treatment option to patients with AML/HR MDS.

Results of POLARIS-1, a global Phase 3 study (Part A): olverembatinib combined with low-intensity chemotherapy in patients with newly diagnosed (ND) Philadelphia chromosome-positive (Ph+) acute lymphoblastic leukemia (ALL)

Format: Poster Presentation

Abstract number: 1574

Session: 613. Acute Lymphoblastic Leukemias: Therapies Excluding Allogeneic Transplantation: Poster I

Time:

Saturday, December 6, 2025; 5:30 PM – 7:30 PM (US Eastern Time)

Saturday, December 7, 2025; 6:30 AM – 8:30 AM (Beijing Time)

First Author: Prof. Suning Chen, Department of Hematology, The First Affiliated Hospital of Soochow University, Suzhou, China

Presenter: Prof. Suning Chen, Department of Hematology, The First Affiliated Hospital of Soochow University, Suzhou, China

Highlights:

This is a global registrational Phase III study (POLARIS-1; NCT06051409) designed to evaluate the efficacy and safety of olverembatinib combined with low-intensity chemotherapy in patients with ND Ph+ ALL. The primary endpoint of the study was minimal residual disease (MRD; BCR-ABL/ABL1 ≤ 0.01% by qPCR) negativity rate by the end of three induction cycles.

Efficacy Results:

●	As of July 18, 2025, among 53 efficacy-evaluable patients, 50 (94.3%) achieved a complete remission (CR) or CR with incomplete hematologic recovery by the end of induction therapy. The best MRD negativity and MRD-negative CR rates were 66.0% and 64.2%, respectively.

●	IKZF[1]plus (particularly with concurrent BTG1 deletion) is a widely recognized high-risk factor in B-ALL as it can often cause resistance to chemotherapies and a high propensity to relapse. Among the 10 patients in this study who had this genotype, the molecular response rate at the end of the induction therapy was 90% (9/10).

Safety Results: Olverembatinib in combination with low-dose chemotherapy was well tolerated. Common (incidence >15%) grade ≥3 treatment-emergent adverse events (TEAEs) were neutropenia (63.6%), thrombocytopenia (56.4%), leukopenia (54.5%), anemia (49.1%), pneumonia (30.9%), hypokalemia (20%), and abnormal hepatic function (16.4%).

Conclusion:

●	In patients with ND Ph+ ALL, olverembatinib in combination with chemotherapy demonstrated an MRD-negative CR rate of 64.2% by the end of the induction therapy and a favorable safety profile.

Olverembatinib (HQP1351) demonstrates efficacy vs. best available therapy (BAT) in patients (pts) with tyrosine kinase inhibitor (TKI)-resistant chronic-phase chronic myeloid leukemia (CML-CP) in a registrational randomized phase 2 trial: up to 4-year follow-up including patients without T315I mutations

Format: Poster Presentation

Abstract number: 3788

Session: 632. Chronic Myeloid Leukemia: Clinical and Epidemiological: Poster II

Time:

Sunday, December 7, 2025; 06:00 PM - 08:00 PM (US Eastern Time)

Monday, December 8, 2025; 07:00 AM - 09:00 AM (Beijing Time)

First Author: Prof. Qian Jiang, Peking University Institute of Hematology, Peking University People’s Hospital, Beijing, China

Presenter: Prof. Qian Jiang, Peking University Institute of Hematology, Peking University People’s Hospital, Beijing, China

Highlights:

●	This is an open-label, randomized controlled, multicenter, pivotal registrational phase II study (NCT04126681) designed to evaluate the efficacy and safety of olverembatinib in patients with CML-CP resistant and/or intolerant to first – and second-generation TKIs. This report features an update on the results released in an oral presentation at ASH 2023. As of January 13, 2025, a total of 144 patients with CML-CP were enrolled in the study, including 105 patients without the T315I mutation.

●	In this study, patients were randomized at a 2:1 ratio to the olverembatinib arm or the control arm with investigators’ choices of best available treatment (BAT). The primary endpoint is event-free survival (EFS).

Efficacy Results:

●	The olverembatinib arm achieved a significantly longer EFS than the BAT arm: among all patients with CML-CP, the median EFS of the olverembatinib arm and the BAT arm were 21.22 months and 2.86 months (P < 0.001), respectively. Among patients with CML-CP without the T315I mutation, the median EFS of the olverembatinib arm and the BAT arm were 11.96 months and 3.14 months (P = 0.0159), respectively.

●	Other efficacy parameters of the olverembatinib arm were significantly better than those of the BAT arm: among all patients with CML-CP, complete hematologic response (CHR) rates of the olverembatinib arm and the BAT arm were 85% and 34.8%; the complete cytogenetic response (CCyR) rates were 37.5% and 18.9%; the major molecular response (MMR) rates were 29.5% and 8.1%, respectively. Among patients with CML-CP without the T315I mutation treated in the olverembatinib arm or the BAT arm, the CHR rates were 82.1% and 50.0%, the CCyR rates were 25.8% and 20.7%, the MMR rates were 16.1% and 10.3%, respectively.

Safety Results: Both olverembatinib and BAT showed a favorable safety profile in patients with CML-CP with/without the T315I mutation. Major adverse event were hematologic toxicities.

Conclusion: Olverembatinib demonstrated clear therapeutic advantage over the BAT arm in patients with CML-CP resistant and/or intolerant to first – and second-generation TKIs.

Updated efficacy and safety of olverembatinib (HQP1351) as second-line therapy in patients with chronic phase-chronic myeloid leukemia (CP-CML)

Format: Poster Presentation

Abstract number: 3782

Session: 632. Chronic Myeloid Leukemia: Clinical and Epidemiological: Poster II

Time:

Sunday, December 7, 2025; 6:00 PM – 8:00 PM (US Eastern Standard Time)

Monday, December 8, 2025; 7:00 AM – 9:00 AM (Beijing Time)

First Author: Prof. Weiming Li, Department of Hematology, Union Hospital, Tongji Medical College, Huazhong University of Science and Technology, Wuhan, China

Presenter: Prof. Weiming Li, Department of Hematology, Union Hospital, Tongji Medical College, Huazhong University of Science and Technology, Wuhan, China

Highlights:

This is an open-label, single-arm, multicenter clinical study (ChiCTR2200061655) designed to evaluate the efficacy and safety of orally administered olverembatinib at 40 mg every other day (QOD) in patients with CP-CML resistant/intolerant to one prior line of TKIs (including imatinib, flumatinib, nilotinib, and dasatinib) without the T315I mutation. As of July 24, 2025, the study has enrolled a total of 47 patients with CP-CML without the T315I mutation.

Efficacy Results:

●	As of July 24, 2025, 39 (83.0%) patients received at least one efficacy evaluation; 36 (76.6%) at least two efficacy evaluations; and 34 (72.3%) at least three efficacy evaluations. Two patients had not yet received their first efficacy evaluation.

●	As of the data cut-off date, 71.8% (28/39) of patients achieved a CCyR and 43.6% (17/39) MMR. CCyR and MMR rates assessed at the end of cycles 6, 9, 12, 15, 18, 21, and 24 were 54.3% and 25.7%, 66.7% and 33.3%, 74.2% and 35.5%, 84.6% and 46.2%, 85.7% and 47.6%, 90.0% and 60.0%, and 89.5% and 57.9%, respectively, suggesting that responses deepened as treatment persisted.

●	Among 39 efficacy-evaluable patients, 30 had received second-generation TKIs in first-line treatment. Of them, 76.7% (23/30) achieved a CCyR and 43.3% (13/30) MMR. Among the 9 patients who were pretreated with imatinib, 55.6% (5/9) achieved a CCyR and 44.4% (4/9) MMR.

Safety Results: The median (range) treatment duration was 16.0 (1-18) cycles. A total of 42 (89.4%) patients experienced treatment-related adverse events (TRAEs) of any grade, including 21 (44.7%) patients who experienced grade ≥3 TRAEs and 6 (12.8%) patients who experienced serious adverse events (SAEs) related to olverembatinib. Grade≥3 hematologic toxicities included platelet count decreased (42.6%), neutropenia (25.5%), and anemia (8.5%). Olverembatinib-related SAEs included platelet count decreased (6.4%) and anemia, myelosuppression, and pyrexia (2.1% each). No deaths were reported during the study.

Conclusion: Olverembatinib may provide a safe and effective second-line treatment for patients with CP-CML, especially for those with disease that had failed on first-line treatment with second-generation TKIs.

Cautionary Statement required by Rule 18A.05 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited: We cannot guarantee that we will be able to obtain further approval for, or ultimately market APG-5918 successfully.

By order of the Board

Ascentage Pharma Group International

Dr. Yang Dajun

Chairman and Executive Director

Suzhou, People’s Republic of China, November 4, 2025

As at the date of this announcement, the Board of Directors of the Company comprises Dr. Yang Dajun as Chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon Dazhong as non-executive DirectorsNote, and Mr. Ye Changqing, Mr. Ren Wei and Dr. David Sidransky and Ms. Marina S. Bozilenko and Dr. Debra Yu and Marc E. Lippman, MD as independent non-executive Directors.

Note: Dr. Wang Shaomeng and Dr. Lu Simon Dazhong are independent directors under NASDAQ rules.